October 10, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

ATTN: Blaise Rhodes, Angela Lumley

Re:	Kinetic Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023 Form 10-Q for the Fiscal Quarter Ended March 31, 2024 Response dated September 16, 2024 File No. 333-216047

Dear Sir or Madam:

Thank you for your letter dated September 16, 2024. Pursuant to your questions, we offer the following:

Form 10-Q for the Fiscal Quarter Ended March 31, 2024.

Consolidated Financial Statements, page 4.

1.

On October 2 and 10, 2024 we published Form 8-K/A Amendment No. 2 and 10-Q/A Amendment No. 1 filings for March and June 2024 with restated financial statements that include very specific labels allowing to easily identify that our financial statements are restated and corrected. Our disclosure, acknowledging managements’s responsibility in ensuring accurate financial statements, is also clearly stated in these amended filings.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 7

2.	In 8-K/A Amendment # 2 and 10-Q/A Amendment No. 1 filings for March and June 2024 includes the following parrapgrah.

We recognize it is management’s responsibility to verify and have in place sufficient and effective controls and procedures to identify an error in the Company’s financial statements. Management did not have sufficient control at the time of the error and have now established an audit committee to verify all information being presented.

Thank you for your kind consideration.

/s/ Roberto Mora C.

Roberto Mora C.

Chief Financial Officer

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827